Filed Pursuant to Rule 424(b)(5)
Registration No. 333-256120

Supplement dated November 18, 2021

To Prospectus Supplement dated June 3, 2021

(To Prospectus dated May 14, 2021)

4,000,000 Shares

Western Alliance Bancorporation

Common stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated June 3, 2021 (the “Prospectus Supplement”), relating to the offer and sale of shares of common stock, par value $0.0001 per share, of Western Alliance Bancorporation (the “Company”) from time to time through or directly to J.P. Morgan Securities LLC, as sales agent. Sales of our common stock, if any, pursuant to this Supplement and the Prospectus Supplement will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the amendment of the distribution agreement (the “Distribution Agreement”) by and among the Company, J.P. Morgan Securities LLC, and Piper Sandler & Co. to include Piper Sandler & Co. as an additional sales agent. Accordingly, each reference to the term “Sales Agent” in the Prospectus Supplement is hereby amended to refer to “Sales Agents” and include Piper Sandler & Co.

Piper Sandler & Co.

Risk Factors

Investing in shares of our common stock involves significant risks. Before you invest in shares of our common stock, in addition to the other information contained in this supplement, the prospectus supplement and the prospectus accompanying the prospectus supplement, you should carefully consider the risks and uncertainties discussed below, in the prospectus supplement under “Risk Factors” and under Item 1A, “Risk Factors,” or otherwise discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, in Item 1A of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, and in other filings we may make from time to time with the SEC after the date of the registration statement of which this supplement, the prospectus supplement and the accompanying prospectus is a part. Additional risks and uncertainties not presently known to us may also impair our business operations, financial results and the value of shares of our common stock.

Certain allegations with respect to the Phoenix Suns and Robert Sarver could generate negative publicity for us and cause reputational harm.

Robert Sarver, our former Chief Executive Officer and current Executive Chairman of the Board of Directors, is the managing co-owner of the Phoenix Suns National Basketball Association (NBA) franchise. On November 4, 2021, ESPN published a report describing alleged misconduct and inappropriate behavior by Mr. Sarver relating to his role with the Phoenix Suns. After publication of the report, the NBA announced that it would be conducting a formal investigation into these allegations, which may proceed for an undetermined period of time. Mr. Sarver has had no active role in the management of the Company since stepping down as CEO in 2018 and the allegations in the ESPN report do not relate to his current or previous position at the Company. However, the results of the NBA’s investigation are unknown at this time and the potential impact on the Company of any related negative publicity concerning Mr. Sarver is uncertain.

Plan of Distribution

We have entered into a distribution agreement with J.P. Morgan Securities LLC and Piper Sandler & Co., which we refer to as agents, under which we may offer and sell from time to time through the agent up to 4,000,000 shares of our common stock, par value $0.0001 per share. Sales of shares of our common stock, if any, may be made by means of ordinary brokers’ transactions on the NYSE, or otherwise at market prices prevailing at the time of sale or at negotiated prices, or as otherwise agreed with an agent. The agents will not engage in any transactions that stabilize the price of our common stock.

Each agent will use its reasonable efforts to sell on our behalf, as our agent, the shares of common stock offered hereby as agreed upon by us and an agent. We will designate the maximum amount of shares of common stock to be sold through an agent, on a daily basis or otherwise as we and the agent agree. Subject to the terms and conditions of the distribution agreement, an agent will use its reasonable efforts to sell, as our agent and on our behalf, all of the designated shares of common stock. We may instruct an agent not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction. We may suspend the offering of shares of common stock under the distribution agreement by notifying the agents. Likewise, the agents may suspend the offering of shares of common stock under the distribution agreement by notifying us of such suspension.

The agents will provide written confirmation to us following the close of trading on the NYSE each day on which shares of our common stock are sold under the distribution agreement. Each confirmation will include the number of shares of common stock sold on that day, the gross sales price per share and the compensation payable by us to the agent in connection with the sales. We will report at least quarterly the number of shares of common stock sold through the agents under the distribution agreement, the proceeds to us (before expenses) and the compensation paid by us to the agents in connection with the sales of the common stock. We will pay each agent a commission that will not exceed, but may be lower than, 2% of the gross offering proceeds from shares sold through it as an agent under the distribution agreement. Our net proceeds from the offering of shares hereunder will equal the gross proceeds, less the agents’ commissions less any expenses payable by us and any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales.

Settlement for sales of common stock will occur on the second business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

Under the terms of the distribution agreement, we also may sell shares to an agent as principal for its own account at a price agreed upon at the time of sale. If we sell shares to an agent as principal, we will enter into a separate agreement setting forth the terms of such transaction, and we will describe this agreement in a separate prospectus supplement or pricing supplement.

In connection with the sale of the common stock on our behalf, the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the compensation paid to it may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of common stock pursuant to the distribution agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the distribution agreement and (2) the termination of the distribution agreement by us or by the agents.

The agents have from time to time provided, and in the future may provide, certain commercial banking, investment banking and financial advisory services to us and our affiliates, for which it has received, and in the future will receive, customary fees.

If the agents or we have reason to believe that shares of our common stock do not satisfy the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act for an “actively-traded security,” that party will promptly notify the other and sales of common stock under the distribution agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of the agents and us.

Legal Matters

The validity of the securities offered pursuant to this Supplement will be passed upon for us by Troutman Pepper Hamilton Sanders LLP. Certain legal matters will be passed upon for the Sales Agents by Squire Patton Boggs (US) LLP.